                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 and deemed filed pursuant to 14a-12 of the Securities Exchange Act of 1934
                                  Subject Company: Integrated Orthopaedics, Inc.
                                                  Commission File No.: 001-10677


                      [INTEGRATED ORTHOPAEDICS, INC. LOGO]


                                         Contacts:
                                         Integrated Orthopaedics, Inc
                                         Jose E. Kauachi, Chairman 713-225-5454
NEWS RELEASE                             Scott J. Hancock, Director 650-234-0514
                                         PowerBrief, Inc.
                                         Leslie Butterfield 713/586-4603


FOR IMMEDIATE RELEASE



INTEGRATED ORTHOPAEDICS, INC. TO MERGE WITH POWERBRIEF, INC.

HOUSTON--(BUSINESS WIRE)--Sept. 18, 2000-- Integrated Orthopaedics, Inc. (AMEX:IOI) and PowerBrief, Inc., a private company developing integrated online solutions for legal professionals, today announced that the companies' respective Boards of Directors have elected to merge. Upon closing, the name of the combined public company will be PowerBrief, Inc.

Pursuant to the Agreement and Plan of Merger, each shareholder of PowerBrief will receive in exchange for each share of PowerBrief's Common Stock, 3.018 shares of IOI Common Stock and warrants to purchase 0.1304 shares of IOI Common Stock. Also, the holders of PowerBrief's Series A Preferred Stock will receive for each share of Series A Preferred Stock, 9.054 shares of IOI Common Stock and warrants to purchase 0.3912 shares of IOI Common Stock. Following the Merger, existing shareholders of IOI will own approximately 34.1% of the post-merger outstanding common stock of the surviving company, and existing shareholders, warrant holders and option holders of IOI will own approximately 39.67% of the outstanding common stock of the surviving company on a fully diluted basis. The exchange ratios are subject to certain adjustments.

Controlling shareholders of each of IOI and PowerBrief have entered into agreements pursuant to which they have agreed to the merger. As a result, shareholder approval of the merger is certain. However, the closing of the merger remains subject to a number of customary conditions. The merger is expected to close in early 2001.

IOI also agreed to extend to PowerBrief a $3,000,000 line of credit. This line of credit will remain in place until the earlier of consummation of the merger and March 31, 2001.

"We believe this transaction enables PowerBrief to advance its business model of delivering integrated technology solutions to the legal industry as well as creating shareholder value," said Ernest D. Rapp, Chief Executive Officer and Director of PowerBrief. "IOI brings additional capital to help fund our international beta roll-out, which begins this month, to 41 organizations. These include several Fortune 500 corporations, 31 domestic and international law firms, and multiple global insurance entities. Additionally, we anticipate that the well-established strength of IOI's largest shareholders, entities related to Oak Hill Capital and Robert M. Bass of Ft. Worth, Texas, and Chartwell Capital Management Company, Inc. will help strategically position PowerBrief within the financial community as well as the legal and corporate communities."

Scott J. Hancock, Director of IOI and Partner of Oak Hill Capital Management, Inc. said, "In evaluating the numerous strategic alternatives for IOI, we were impressed with the PowerBrief management team, its compelling business strategy, and the exceptionally strong momentum of the Company. This potential market is very large and the services and internet-products developed by PowerBrief help solve many points of pain in the legal profession. We anticipate that this transaction will further our goal of increasing shareholder value and are excited about playing an important role as PowerBrief helps bring the Internet to the legal industry."

ABOUT POWERBRIEF

PowerBrief develops and implements a comprehensive, Internet-based solution that provides competitive advantage to legal professionals who manage multiple matters and vast amounts of information. PowerBrief clients gain centralized access to legal documents, extensive research data, team collaboration and best-of-class legal tools from anywhere at any time through a highly secure environment provided in conjunction with Intel. The service helps legal professionals increase productivity, reduce duplicated effort and utilize private and public historical intelligence to maximize the potential of the team's success and minimize risk. Additional information can be found at the PowerBrief website, www.PowerBrief.com, or by calling (800) 490-9041.

         For more information, please contact:

Scott J. Hancock, Director
650/235-0514
Integrated Orthopaedics Inc., Houston
Shancock@OakHillCapital.com

Leslie Butterfield
713/586-4603
PowerBrief, Inc., Houston
LeslieButterfield@PowerBrief.com

         STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS MAY BE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS RELEASE. THESE RISKS AND UNCERTAINTIES ARE DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                                       3